

Mail Stop 3720

September 16, 2016

Kevin P. Coyle
Chief Financial Officer
Cable One Inc.
210 E. Earll Drive,
Phoenix, Arizona 85012

>   **Re: Cable One Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 7, 2016**
>   **Form 8-K**
>   **Filed August 3, 2016**
>   **File No. 001-36863**

Dear Mr. Coyle:

    We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Robert S. Littlepage, for
>
>   Larry Spirgel
>   Assistant Director
>   AD Office 11 – Telecommunications